Exhibit 99.1

Change of Company Name

Hong Kong, Shanghai, & Florham Park, NJ — Tuesday, May 4, 2021: HUTCHMED (China) Limited (Nasdaq/AIM: HCM), formerly known as Hutchison China MediTech Limited, announces that, further to its “Results of Annual General Meeting” announcement released on Wednesday, April 28, 2021, the Registrar of Companies in the Cayman Islands has issued a replacement certificate of incorporation on Thursday, April 29, 2021 in the name of HUTCHMED (China) Limited (“HUTCHMED”) so the new name of the Company is now effective from April 29, 2021.

Trading in the shares of HUTCHMED will commence under the new name HUTCHMED (China) Limited with effect from 8:00 am UK time on Wednesday, May 5, 2021. The stock market ticker symbol, depositary interests ISIN and American depositary shares’ ISIN and CUSIP of the Company remain unchanged.

As disclosed in the 2020 final results announcement, the website of the Company has already changed to www.hutch-med.com with effect from March 4, 2021. The information required pursuant to AIM Rule 26 is available at this website.

This name change is a consolidation of the two corporate identities that we have used since our inception, under a single and ubiquitous corporate identity that captures the history and brand equity we have built over the past twenty years. For more information, please visit www.hutch-med.com/chi-med-becomes-hutchmed.

Shareholders should note that their shareholding will not be affected by the change of name of the Company and the existing share certificates should be retained as they will remain valid for all purposes and no new share certificates will be issued.

The change of name was approved at the annual general meeting held on Wednesday, April 28, 2021.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,200 personnel has advanced ten cancer drug candidates from in-house discovery into clinical studies around the world, with its first two oncology drugs now approved and launched. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500